Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

January 23, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series I Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the fourth payment in respect of its Class V, Series I Notes issued under its Global Program for the Issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, and under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: February 2, 2015.

Item: Payment of interest corresponding to the period starting on October 31, 2014 and ending on January 31, 2015.

Applicable Interest Rate: Class V, Series I Notes accrue BADLAR (19.953125%) + 4.25% interest.

Amount of Interests: The applicable interest rate for the period described above is 24.203125% and the amount of interest payable is Ps. 6,210,322.95.

ISIN N°: ARGFGA050130

Capitalized terms used herein by not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

January 23, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the fourth payment in respect of its Class V, Series II Notes issued under its Global Program for the Issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: February 2, 2015.

Item: Payment of interest corresponding to the period starting on October 31, 2014 and ending on January 31, 2015.

Applicable Interest Rate: Class V, Series II Notes accrue BADLAR (19.953125%) + 5.25% interest.

Amount of Interests: The applicable interest rate for the period described above is 25.203125% and the amount of interest payable is Ps. 4,967,708.56.

ISIN N°: ARGFGA050148

Capitalized terms used herein by not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.